Exhibit 99.1

NOTICE TO THE MARKET

Gerdau hereby informs the market that it received a letter from the New York Stock Exchange (NYSE) on February 4, stating that Gerdau ADR (“GGB”) was below US$ 1.00 considering the average closing price over a consecutive 30 trading-day period, which is under the NYSE criteria. Under NYSE rules, the company has six months from the date of the NYSE notice to regain compliance. During this period the company’s American Depositary Receipt, each representing one preferred share, will continue to be listed and traded on the NYSE, subject to the company’s compliance with other NYSE continued listing requirements.

Even though the steel sector is currently going through a highly volatile and challenging environment, the Company has been working on a series of initiatives, including the focus on free cash flow generation through restrictive Capex investments and a reduction in working capital, which could effectively unlock value in the short term. The Company believes these actions can recover the average share price to above US$ 1.00 during the cure period.

If the share price does not recover during that period, management will propose to the Gerdau S.A. Board a change in the GGBR4:GGB ratio from 1:1 to 3:1 or 4:1 before the end of the cure period.

Porto Alegre, March 04, 2016.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director